NAVITRAK INTERNATIONAL CORPORATION

400-1190 Barrington Street, Suite 400

Halifax, Nova Scotia B3H 2R4

April 12, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

USA

Attention:	Maryse Mills-Apenteng

Dear Sirs:

Re: Navitrak International Corporation Preliminary Information Statement on Schedule 14C Filed on March 2, 2007 File No. 0-52412
This letter is written to confirm:

1.	we are responsible for the adequacy and accuracy of the disclosure in our filings;
2.	staff comments or changes to disclosure in response to staff comments in our filings reviewed by the staff do not foreclose the Commission from taking any action with respect to our filings; and
3.	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you find the foregoing to be in order. Should you have any questions, please do not hesitate to contact us.

Yours truly,

NAVITRAK INTERNATIONAL CORPORATION

Per: /s/ Robert Knight

Robert Knight

President